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     REPORT PRESENTED BY THE BOARD OF DIRECTORS OF INTERNATIONAL BRIQUETTES
        HOLDING (IBH) TO THE GENERAL SHAREHOLDER'S MEETING TO BE HELD ON
         JANUARY TWENTY SEVEN (27) OF THE YEAR TWO THOUSAND THREE (2003)


To our Shareholders:

For this company's fiscal year ended September 30, 2002, and in compliance with legal and statutory obligations, we hereby submit to the consideration of this Annual Meeting the Company Accounts approved by the Board of Directors, the Commissioners' Report and the Auditors' Report in consolidated form, as required by the Capital Markets Law.

1) Several results with variations with respect to the previous year that deserve to be commented are observed in the financial statements:

     a) Sales of FIFTY FOUR MILLION NINE HUNDRED AND EIGHT THOUSAND DOLLARS OF THE UNITED STATES (US$ 54,908,000) as compared to SIXTY ONE MILLION ONE HUNDRED AND TWENTY EIGHT THOUSAND DOLLARS OF THE UNITED STATES (US$. 61,128,000) reported in the previous year.

     b) Operating loss of FOURTEEN MILLION NINE HUNDRED AND FORTY FOUR THOUSAND DOLLARS OF THE UNITED STATES (US$ 14,944.000), as compared to SIXTEEN MILLION EIGHT HUNDRED AND FIFTY SIX THOUSAND DOLLARS OF THE UNITED STATES (US$ 16,856.000), recorded in the preceding fiscal period.

     c) Exchange Gains of TWELVE MILLION FIVE HUNDRED AND FIFTY SEVEN THOUSAND DOLLARS OF THE UNITED STATES (US$ 12,557,000) as compared to SEVEN HUNDRED AND SEVEN THOUSAND DOLLARS OF THE UNITED STATES (US$ 707,000) in fiscal year 2001.

     d)  Equity Participation in Affiliates which shows a loss of TWENTY SEVEN




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         MILLION FIVE HUNDRED AND FORTY SIX THOUSAND DOLLARS OF THE UNITED
         STATES, (US$ 27,546,000) as compared to FIFTY NINE MILLION THREE HUNDRED AND NINETY THOUSAND DOLLARS OF THE UNITED STATES (US$ 59,390,000) reported in the October 2000-September 2001 period.

     e) Provision for Investment in Affiliates and Provision for Accounts Receivable from Related Companies for TWENTY SIX MILLION SIX HUNDRED AND EIGHTY SIX THOUSAND DOLLARS OF THE UNITED STATES (US$ 26,686,000) and EIGHT MILLION THREE HUNDRED AND TWO THOUSAND DOLLARS OF THE UNITED STATES (US$ 8,302,000), respectively. The results of the previous fiscal year did not include comparable extraordinary accounts.

     f) Net loss for the amount of SIXTY NINE MILLION THIRTY EIGHT THOUSAND DOLLARS OF THE UNITED STATES (US$. 69,038,000) as compared to the previous year's net loss of SEVENTY FOUR MILLION FOUR HUNDRED THOUSAND DOLLARS OF THE UNITED STATES (US$ 74,400,000)

2) The relevant facts that caused the variations occurred in the accounts included in the financial statements were the following:

     a)  INTERNATIONAL SETTING
         ---------------------
         During the fiscal period, the international market for steel showed the effects of the American government's decision to apply, for a three-year period, Section 201 of the Commerce Law, in order to protect the steel producers in that country. The safeguards provided for in this measure enabled the steelworks in the United States to increase their production and reactivate some companies. Additionally, an increase in the scrap demand in Europe and Asia, and a decrease in the supply of Russian scrap and pig iron were recorded. These events, together with the rise in the Chinese steel activity, began to positively impact prices for briquettes in the past two quarters of the fiscal year. The average price for the briquette discharged on barge in the US Gulf (New Orleans) increased 28% in the July-September 2002 quarter, with respect to the




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         minimum recorded in the October-December 2001 quarter(1).

     b)  SALES
         -----

         IBH's sales in fiscal 2002 were 10% lower to those of the prior fiscal period due, in the first place, to Venprecar's(2) lower production and secondly, to the average export prices for briquettes. These prices, although higher than in the previous year, continued to be low when compared to the average in the past five years.

         Venprecar's production was 571,792 MT, 17% lower than production reached in the 2001 accounting period. The following factors basically explain Venprecar's reduction in production:

            1 The reduction in the plant's operating capacity, was a consequence of failures due to expiration of the life period of the methane gas reformer's catalytic tubes and heat exchangers, which will be replaced in the months of February and March 2003, in accordance with the investment programs announced in the quarter report published in July 2002.

            2 Quality problems with the iron ore pellets (one of the raw material for the manufacture of briquettes) caused channelings in the reactor at the beginning of the fiscal year. This problem was corrected starting the fourth month of the fiscal period.

     c)  OPERATING LOSS
         --------------

         The FOURTEEN MILLION NINE HUNDRED AND FORTY FOUR THOUSAND DOLLARS OF THE UNITED STATES (US$ 14,944,000) operating loss was mainly due to difficulties in covering fixed costs, given the volume produced and the product's low average price.

     d)  EXCHANGE GAIN
         -------------


--------------
1 Percentages calculated by Orinoco Iron from monthly data published by the CRU Monitor/Steel metallics, scrap, DRI and pig iron

2 It must be remembered that IBH only consolidates Venprecar's financial results. The affiliates' results (Orinoco Iron, Brifer and Operaciones RDI) are reflected under the Equity Participation in Affiliates account.



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         The TWELVE MILLION FIVE HUNDRED AND FIFTY SEVEN THOUSAND DOLARS OF THE
         UNITED STATES (US$ 12,557,000) exchange gain obtained in fiscal 2002 is explained, essentially, by the effect of the devaluation on Venprecar's bolivar denominated net passive monetary position.

     e)  INVESTMENT IN ORINOCO IRON
         --------------------------

         In accordance with the decision announced to the shareholders in the preceding fiscal year's Report of the Board of Directors, during the accounting year ended September 30, 2002, the Orinoco Iron plant only operated the two trains of one production module. In this period, a 631,788 MT production was achieved in comparison with 383,816 MT in the prior fiscal year, when some equipment had failures which were later corrected by the manufacturers.

         The equipment replaced by the manufacturers during the fiscal year was: carbonate reboilers, condensate reboilers and expansion joints between reactors. Additionally, after the close of the fiscal year, the ball-valves from the reactor to the briquetting area were replaced. All this equipment has shown a satisfactory performance since their replacement.

         As informed in a former report, in order to maintain Module 1's operations and to reduce cash requirements, some pieces of Module 2 were utilized. These components will be acquired soon as part of the program to restart operations of this Module.

         In May 2002, Orinoco Iron was able to settle a demand introduced against a client. The settlement also included the modification of the sales contract in terms satisfactory for both parties. This allowed continuing the relation with this customer.

         Regarding the restructuring of liabilities, the following agreements stand out:

                 o Payment agreements with the majority of the project contractors-Sadeven, Vencemos, Somor/Maquimor and HPC among them, were renegotiated.

                 o   The payment situation with the majority of the service and




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                     parts suppliers, other than the State suppliers, was
                     normalized.

                 o Negotiations with the fluid (energy and gas) and raw material (iron ore) suppliers have been advanced, reaching an agreement with PDVSA Gas shortly after the close of fiscal 2002.

     f)  EQUITY PARTICIPATION IN AFFILIATES:
         -----------------------------------

         The operating situation of the Orinoco Iron plant explained before, together with the low average prices for briquettes, explain the company's loss during the October 2001-September 2002 period. The result for IBH, reflected under Equity Participation in Affiliates, is a loss of TWENTY SEVEN MILLION FIVE HUNDRED AND FORTY SIX THOUSAND DOLLARS OF THE UNITED STATES (US$ 27,546,000).

     g)  PROVISION FOR INVESTMENT IN AFFILIATES AND PROVISION FOR ACCOUNTS
         -----------------------------------------------------------------
         RECEIVABLE FROM RELATED COMPANIES
         ---------------------------------

         During fiscal 2002, IBH decided to provision the equivalent to the book value - TWENTY SIX MILLION SIX HUNDRED AND EIGHTY SIX THOUSAND DOLLARS OF THE UNITED STATES (US$ 26,686,000), of its investment in the companies that comprise the IBH - BHP Billiton partnership (Orinoco Iron, Brifer and Operaciones RDI) due to the recurring losses recorded by these affiliates, and because a restructuring of Orinoco Iron's debts has not been negotiated yet nor the additional financing required by this affiliate has been obtained. Additionally, IBH provisioned the accounts receivable from the three affiliate companies, EIGHT MILLION THREE HUNDRED AND TWO THOUSAND DOLLARS OF THE UNITED STATES (US$ 8,302,000).

3)   ORINOCO IRON'S DEBT RESTRUCTURING
     ---------------------------------

     As informed last year, in March 2001 BHP Billiton announced that it would recognize as a loss its investment in the Orinoco Iron project and cease future investments in this project. BHP Billiton explained in a communication that its analysis regarding the operating and financial conditions of Orinoco Iron did not justify future investments in the project. From that moment, IBH initiated discussions with BHP Billiton in order to




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      reach agreements on the obligations and preexisting agreements with the partnership.

      During the fiscal year ended September 30, 2002, IBH and Orinoco Iron's management concentrated their efforts in the negotiations with the creditor banks, BHP Billiton and the suppliers in order to achieve a restructuring of the debt and the company, in terms and conditions acceptable for all the parties. As mentioned in point (2)(e) of this report, positive agreements with some suppliers have been reached. Up to date, Orinoco Iron has shown improvements in its operations. However, the existing uncertainty has made it difficult to secure new funds. IBH and Orinoco Iron are evaluating options for the attainment of such resources, and together with BHP Billiton, consider the incorporation of a new shareholder in Orinoco Iron.

      Although no legally binding agreement has been reached, BHP Billiton has indicated that it may, if certain conditions are met and if appropriate approvals are obtained from the relevant governmental entities involved and from Orinoco Iron Senior Lenders, be willing to agree to certain transactions which would result in a significant reduction of its receivables against Orinoco Iron.

4)    OPERACIONES RDI PLANT
      ---------------------

      The Operaciones RDI plant (50% owned by the IBH subsidiary) remained closed during the fiscal period due to maintenance requirements and unfavorable market conditions. The decision of shutting down the plant during this year was informed in the Report of the Board of Directors corresponding to the fiscal period 2001.

5)    RAW MATERIAL AND GAS SUPPLY
      ---------------------------

      It is necessary to warn that in the Guayana region, there were signals of a potential scarcity of pellets, due to the start of operations of a new briquette producer, and to the limited pellet production capacity in the country. In order to overcome this situation, CVG Ferrominera Orinoco announced plans to increase its production, and at the same time, negotiate with another producer the supply of a greater volume of





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      pellets. Following the close of fiscal 2002, Posco, Posven's majority shareholder, another briquette producer in the region, announced the shutdown of its plant, which will temporarily reduce the scarcity risk for pellets.

      Also, since the month of April, signals of a potential shortage of natural gas in the same Guayana region were observed. The fluid shortage is due to the closing of oil wells, which brings as a consequence a production reduction of the associated gas. PDVSA Gas, with its consistent policy to support the national industry, is doing its best efforts to resolve the gas supply problem through the opening of alternate sources.

      Scarcity of pellets represents a potential problem for Venprecar, while shortage of gas represents a potential problem for Orinoco Iron and Venprecar. In spite of the efforts of CVG Ferrominera Orinoco and PDVSA Gas, it is not possible to guarantee that, eventually, insufficiency of these resources will not affect production of briquettes in the Venprecar and Orinoco Iron plants.

6) As of the date of this report, there is no acknowledgement of existing litigations or civil, fiscal, nor mercantile claims that have or may have any negative bearing, in a significant manner, on IBH's economic and financial situation.

7) During the period, there were no significant changes in the credit, collections and sales policies. Separately, a client concentrated more than 20% of IBH's sales in dollars of the United States.

8)    CONTRACTS OR MATERIAL AGREEMENTS:
      ---------------------------------

      The contracts or material agreements held by IBH in the current fiscal period are commented in point (2) (e), under the title Investment in Orinoco Iron.

9)    WITHDRAWAL OF QUOTATION OR PUBLIC OFFER OF SHARES OF VENPRECAR
      --------------------------------------------------------------

      Since the year 1997, the public quotation transactions of the Global Depositary Receipts of Venprecar (GDRs) began to drop, even more after the public "exchange offer" of shares of IBH for GDRs, that brought as a consequence the substantial




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      reduction of the number of shares of Venprecar which constitute the underlying asset of the GDRs program (to 0.48%). In fact, the last GDR property transfer operation, carried out through the Caracas Stock Exchange, was in March 1998. No transaction has been recorded since this date through this stock exchange. Considering this, Venprecar's Board of Directors called for an Extraordinary Shareholder's Meeting that took place on May 15, 2002, during which it decided to end the Deposit Contracts held with The Bank of New York for the issue of the GDRs, and to proceed to withdraw from the quotation or public offer the shares and GDRs of Venprecar, canceling the registration of such titles in the stock markets in which they were listed and in the National Securities Register, procedures which, as of today, have already been formalized.

10) The commercial indebtedness of the Venprecar subsidiary is bolivar denominated and the obligations derived from the guarantees granted for the financing of the Orinoco Iron project are dollar denominated.

11) In compliance with requirements of the National Securities Commission, we inform that the contents of the format CNV-FG-010 "Remunerations Paid to Directors and Executives", shows, during the reported period, the amount of NINETY MILLION NINE HUNDRED AND NINETY THOUSAND SIX HUNDRED AND EIGHTY FOUR BOLIVARS AND THIRTY FIVE CENTS (Bs.90,990,684.35)



Caracas, December 10, 2002.



The Board of Directors